UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                      ------------------------------------



                                   FORM 10-SB/Amendment No. 3

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                      ------------------------------------



                               WEB4BOATS.COM, INC.
                 (Name of Small Business Issuer in its Charter)



                DELAWARE                              84-1080043
     (State or other jurisdiction                    (I.R.S. Employer
          of incorporation or                      Identification Number)
             organization)



                P.O. BOX 1028
             LA JOLLA, CALIFORNIA                            92038
   (Address of principal executive offices)                (Zip Code)


                                 (858) 459-2628
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:


       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

                  None                                None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Web4Boats.com, Inc. is dedicated to becoming one of the leading Internet websites for boating and water sports enthusiasts and the boating industry. (An Internet "website" is a specific electronic address on the Internet at which a person can maintain information accessible to other persons connected to the Internet.) The Company commenced its current operations in April, 1999, and launched its website on the Internet in September, 1999. The Company's website currently delivers an easy to use classified advertisement database advertising boats for sale, and provides links to boating and water sports industry related websites and services. Web4Boats.com plans to continuously make enhancements and additions to its website. Currently, visitors to the website are able to search through classified advertisements for over 30,000 boats for sale using a variety of search criteria. In addition, the Company's first five advertisers on its website are Amazon.com for books, iGoFish for fishing tackle, Cyber-marine.com for nautical gear and equipment, Key Marine Finance (a division of Key Bank USA, N.A.) for boat financing, and Marine Decor, a boating gift store.
                    Page -2-

HISTORY

         Web4boats.com, Inc. was incorporated in Delaware in 1988 under the name Windom, Inc. as a wholly owned subsidiary of a publicly traded business development company, Vintage Group, Inc. As the consequence of the settlement of a class action law suit in August 1991, a substantial portion of the shares (120,000) of Windom were distributed to the class members (consisting of Vintage Group, Inc. shareholders) and their lawyer. From its incorporation until 1997, Windom had no assets or business operations.

         In 1997 Windom was the surviving entity in a merger with New York Bagel Exchange, Inc., a Delaware corporation, and changed its name to New York Bagel Exchange, Inc. For accounting purposes, however, the merger resulted in a continuation of the bagel company's operations, which involved a single bagel delicatessen restaurant.

         The bagel business continued for 2 years. In March, 1999, due to continuing losses in the bagel business, all the bagel business assets and operations were sold for $120,000 to Yum Hong Park, a person unaffiliated with the Company. Also at about that time, all the bagel business management and directors were replaced with Dennis Schlagel, the Company's current President and director. In April, 1999, the Company changed its name from New York Bagel Exchange, Inc. to Webboat.com, Inc. Later in April 1999, it was changed to Windom.com, Inc. and then to its current name, Web4Boats.com, Inc. The name changes were part of the negotiated items in the termination of the bagel business management.

BUSINESS

         Web4Boats.com, Inc. is dedicated to becoming one of the leading Internet websites for boating enthusiasts and the boating industry. Management believes that Internet companies are evolving into at least two rough categories, (1) companies that offer information and services (generally for free) to persons perusing ("surfing") the Internet, and (2) companies that offer (and generally sell) products that are delivered by other means of transportation. The lines between the two categories are not altogether clear and many companies are both. Web4Boats.com, however, is clearly a business of the first category.

         A business model in the first category that is being developed by many Internet companies, and the primary one that is being followed by Web4Boats.com, is a model based upon the establishment of a website that has a wealth of information or compelling entertainment features that attract the Internet surfer. Under this model, the ability to attract Internet surfers then becomes what in fact the Internet company has to sell to others in the form of advertisement space. This is the business model followed by YAHOO! Inc., a provider of an enormous amount of information and services, and maybe the only company that has thus far had much success with the model.
While the business model appears to work for a company with a solid brand name that offers myriad services in thousands of categories, there has thus far been limited experience with this model business by industry or niche focused companies. A great number of companies, however, including Web4Boats.com, have embarked upon the development of the industry or niche focused version of this business model. Based upon informal observations by Web4Boats.com of other industry or niche focused websites and public discussions at Internet industry meetings by Internet industry spokespersons, the acceptance of the industry or niche focused websites by advertisers as a good opportunity for the placement of advertisements is gaining momentum. Advertisers of products directed to particular industries or niches should be naturally attracted to a corresponding industry or niche website. See "Market," below. Web4Boats.com believes, however, that much of its success will depend upon the Company's ability to establish awareness of its website among the boating public, the achievement of which cannot be assured, but to which Web4Boats.com will devote much of its efforts.

         Web4Boats.com has commenced to organize its website into four areas:
(1) classified advertisements; (2) information services: (3) user services; and (4) maintaining space in its pages for fee based advertisement placement by outside vendors. (A website page is just one view of several or even thousands of available programmed views of the information at the website that is being viewed by the customer on his or her computer monitor.) The
                             Page -3-

first three items are those that are designed primarily to attract the customer, while the fourth item is the one from which the Company plans to derive most its revenue. The Company opened its website in September, 1999, and has received or accrued less than $100 of revenue as of December 31, 1999.

    CLASSIFIED ADVERTISEMENTS

         Typical local newspaper publications feature less than 200 boats-for-sale advertisements in their classified ads. Web4Boats.com currently has over 30,000 boats-for-sale classified ads in its database. Web4Boats.com currently collects it own advertisements for boats-for-sale through the use of independent service companies that, for a fee, review publications throughout the country and load the boat-for-sale classified advertisements into Web4Boats.com's database. The large number of boat advertisements provides boating enthusiasts with a variety of boats to shop. Management believes that the size of its classified database will attract customers which, as the number of customers increases, will attract additional sellers of boats to place their ads with Web4Boats.com. The theory is that the mere massiveness of the database of boats for sale will attract buyers. This theory may or may not work.

         As of January 17, 2000, Web4Boats.com will stop adding advertisements by copying them from other publications and displaying them for free. All new ads thereafter for thirty days of display on the website will be charged a fee to a credit card of $19.95 or $14.95 if no photograph of the boat is included. Web4Boats.com classified advertisement software is designed to allow anyone visiting the website to place an ad without any outside help.
The user simply fills out a form on-line. Over the next 90 days, Web4Boats.com expects to provide the sellers with the ability to present images of their boats, accompanied by speech and/or music if desired.
Further enhancements might include the ability to manipulate the images to allow the potential buyer to see the side view or the back view of a boat and the ability for contact to be made by the seller or buyer directly via the ad for the purpose of asking questions about the product or other conversation. The customer who places an ad receives a pin (personal identification number) for continued access to his or her advertisement to make changes and to secure the ad from outside interference. Because the Web4Boats.com ads are classified ads, the Company has no plans to charge commissions to the parties as a consequence of any sale of products made as a result of the ads.

     With respect to the ads that Web4Boats.com has been displaying without charge, beginning February 15, 2000, the Company plans to begin a telemarketing campaign (operated by an independent telemarketing firm) to solicit continued display of the ad based on the above fees. The costs for such telemarketing are planned to be covered by commissions to the telemarketing firm based on ads retained. Advertisers who decline to pay the fee will be deleted from the displayed advertisement database. All currently displayed advertisers will be contacted over the months after implementation of the program in February. Another facet of the telemarketing campaign will be to turn into new leads for adding paid advertising the information that has, up to this point, been used to load the Company's database with fee ads.

         The Web4boats.com classified ad system has the following principal features:

         Search Ads - By a variety of criteria such as boat type, size, year, geographic location, price, etc.

         Place Ads - Automatically, from any Internet browser in the world

         Edit Ads - Advertiser receives a PIN when an ad is placed, providing security against outside interference as well as continued access for editing purposes

         Notify - Communicate with Web4Boats.com staff to facilitate answers to special questions, etc.

         Help - Online help system provides technical support
                             Page -4-

         OTHER CLASSIFIEDS
          While the Web4Boats.com classified ad system is presently designed for pre-owned boats only, management does have plans over the next six months to expand the system to accommodate other classified ad items. Employment opportunities, used nautical equipment and other privately offered items will eventually be listed. Thus the Web4Boats.com website is planned to be even more useful to the boating public, from those wishing to hire a captain for just an afternoon, to the marina looking to sell its used equipment or hire new staff. Visitors to the Web4Boats.com website will be able to research employment opportunities in addition to listing themselves as being available for employment within specific geographic areas if they wish.

         Future Additions to the Web4Boats.com Classified Ads:

         Boat Charter
         Accessories Sales
         Boat Deliveries
         Captain Services
         Marinas
         Employment
         Marketplace
             Transportation of boats (from one location to another)

         ADVERTISEMENT SEARCH CAPABILITIES

         The Web4Boats.com classified advertisement database may be searched by the customer. The Company's searching software makes it very convenient for people to search for a boat that most closely matches their needs.
People are able to search by keyword so that any word put into the system can become the basis for the search. Visitors to the website can also search boats by the following pre-defined categories:

         Boat Type:  Powerboat, Sailboat, JetSki, Houseboat, Pontoon,
              Inflatable, Canoe, Fishing Boat, or Other.
         Year of boat
         Length of boat
         Price of boat
         City
         State
         Telephone area code
         Postal zip code

         Plans for the next six months include the addition of capabilities to the Web4Boats.com website that enables the buyer to organize a search based upon how far he is willing to travel from his home to purchase his boat.
                                 Page -5-

    INFORMATION SERVICES

         The Web4Boats.com website is linked to other websites [such as stock quotes, accuweather, houseboating.com] on the Internet to allow the boating enthusiast to conveniently move from Web4Boats.com to other websites. As of January, 2000, Web4Boats.com maintained a minimum of 8 website listings. In addition, Management also plans over the next 90 days to maintain a directory of direct dial information resources not currently available on the Internet. One example could be providing access to a database that stores ocean maps or other specialized information. This will allow the search for boating information to be expanded into a much wider spectrum and allow the Web4Boats.com website to become especially useful for locating information that is otherwise difficult to obtain.

    USER SERVICES

         As of January 17, 2000, Web4Boats.com plans to offer a complimentary email service to any person who wants to subscribe to it. (Email is a communication system allowing messages to be sent over the Internet to other Internet users.) Once a visitor arrives at our website, he or she will see the invitation to subscribe to the free email service. While on line, the customer will fill out an application and questionnaire (which will be similar in scope to a warranty/information card accompanying the purchase a new television or VCR). The Company will retain this information in order to enhance a data base of the users of Web4Boats.com site. The Company will use this data base to create affinity groups and for strengthening the Web4Boats.com brand recognition and create further loyalty to Web4Boats.com.

         Another important feature of this free email service is that the subscriber will have access to his or her password-protected email from anywhere on the Internet by simply logging onto Web4Boats.com rather than dialing long distance or using complicated setup procedures as with most email services that are connected to Internet service providers ("ISP"). Marinas, boat captains, boat brokers, boating travelers and other professionals will be able to more effectively connect to their email accounts and communicate with each other. Data transfers will also be able to occur.

    ADVERTISEMENT PLACEMENT

         There are a substantial number of products currently available through vendors affiliated with the Web4Boats.com website. These affiliates generally pay a commission of from 8-15% on products purchased by persons that arrive at their website directly from Web4Boats.com's link to that website. (A link is a website marker that allows a user at one website to point to other markers and immediately bring up a view of the likes website.) The Company plans to seek a broader and more expansive range of product availability to add to its website, and as these relationships develop, they will become a primary revenue source for the Company. Less than $100 of commissions had accrued as of December 31, 1999.

         BANNER ADVERTISING

         Management was unable to obtain numbers relevant to online advertising dollars spent by the boating industry, but management believes that the potential for corporately sponsored advertising on the Web4Boats.com website is quite substantial. Therefore, online advertising revenues are expected to contribute substantially to the overall revenue base, assuming that website ad space remains a viable method for generating revenue on the Internet. There appears to be precedence established on the Internet with regards to valuing the ad space based upon the volume of customer traffic at the website. Web4Boats.com intends to follow pricing strategies that are utilized by the majority of Internet based companies and is considering a price range between $100 - $250 per 1,000 impressions. (Each Internet user's electronic request to view a website page is an impression.)
                                  Page -6-
MARKET

         Recreational boating is an enormous industry in the United States. $19 billion dollars were spent at retail in 1998 for new and used boats, motors and engines, accessories, and other related items. There are presently over 12.3 million boat registrations as of December 31, 1997, for the United States and its territories. It is estimated that there are over 16 million boats currently in use. Over 10,000 marinas, boatyards yacht clubs, dockomimiums, parks, etc. is ample evidence of America's love for boating. (A docominium is a boat docking slip sold like a condominium.) Following is a chart based primarily on information available in early January, 2000, from the National Marine Manufacturer's Association (NMMA) website that provides a breakdown of the recreational boating industry. (1999 information should be available at the NMMA website by late January.)

                              1998                            1997

Participants in Boating      74,847,000                    78,406,000
All Boats in Use             16,824,000                    16,230,000
Total Retail Sales         $19.15 billion                $19.24 billion
New boat & Motor Sales      $8.54 billion                 $8.64 billion
Pleasure boat Exports           N/A                      $672.8 million


New Product Category Annual
    Unit Sales                   1998                         1997

Outboard Boats                 200,900                       200,000
Outboard Motors                314,000                       302,000
Boat Trailers                  174,000                       181,000
Inboard Runabouts                6,900                         6,100
Inboard Cruisers                 6,600                         6,300
Stern-drive Boats               91,000                        92,000
Canoes                         107,800                       103,600
Personal Watercraft            130,000                       176,000
Sailboats*                      19,400                        14,400
______________
*Source:  1998 Annual Sailing Business Review, 1998 forecasted.

         In December 1998, Ziff-Davis's Technology User Profile reported that there are 60 million personal computers ("PC") connected to the Internet in the United States alone. The number of PCs connected to the Internet grew 35 percent between January and August, from 45 million to just over 60 million, according to Ziff-Davis's Technology User Profile, 1998 Mid-Year Study. That means that more than one-half of all PCs in use in the United States are now able to connect to the Internet. According to Commerce Net, there are 92 million users of the Internet over the age of 16 in the United States alone. Over 100 million globally see "surfing the Internet" as an informational and/ or recreational activity. The essential factor in all this is that the Internet has become a major advertising target.

         Management believes that the most powerful and influential use of the Internet is cost effective communication to a global audience. Management has gathered very preliminary surveys of potential advertisers. According to an article published by eMarketer, Internet marketers spent a total of $1.5 billion advertising online in the United States alone. It is estimated that they will spend $2.6 billion in 1999. Total online advertising revenues are expected to rise to $16 billion by the year 2002.

    GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

         There are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could dampen the growth in use of the Web, decrease the acceptance of the Web as a communications and commercial medium, or require Web4Boats.com to incur significant expense in complying with any new regulations. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on its international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other telecommunications services. Because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the Company's costs of communicating on the Web to both users and service providers, potentially decreasing the demand for products and media properties. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Web4Boats.com cannot currently predict the effect, if any, that such legislation will have on its business. There can be no assurance that such legislation will not impose significant additional costs on its business or subject Web4Boats.com to additional liabilities.

    IF CONSUMERS DO NOT ADOPT INTERNET COMMERCE AS A MAINSTREAM
MEDIUM OF COMMERCE, OUR REVENUES MAY NOT GROW AND OUR EARNINGS
MAY SUFFER.

         The success of our services will depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce.
While we believe that our services offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of our services in particular, will occur. Our success assumes that consumers and dealers who have historically relied upon traditional means of commerce to purchase boat and recreational equipment, and to procure boat financing and insurance, will accept new methods of conducting business and exchanging information. In addition, dealers must be persuaded to adopt new selling models and be trained to use and invest in developing technologies. Moreover, critical issues concerning the commercial use of the Internet, such as, ease of access, security, reliability, cost, and quality of service, remain unresolved and may impact the growth of Internet use. If the market for Internet-based boat and recreational equipment marketing services fails to develop, develops slower than expected or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, results of operations and financial condition will be materially and adversely affected.
                             Page -7-

PROMOTION

         The Company's mission is to become the preferred portal for the professionals and enthusiasts in the boating industry. The Company plans to increase consumer awareness and in the national branding of its website through some or all of the following methods:

         Internet
         Radio
         Print ad
         Public Relations
         Television
         Trade Shows
         Other Advertising

SALES

         The Company currently has no advertising sales staff. The Company intends to build an in-house sales force to solicit viable industry and related product manufacturers, suppliers, etc. to purchase banner space on the Web4Boats.com site. Company expects to charge between $100 - $250 per 1,000 impressions. The Company's revenue will increase from advertising as the traffic coming to the website increases.

TECHNOLOGY

         Management believes that its focus should be on delivering ease of use and convenience combined with capabilities designed to personalize business or pleasure transacted over the Internet. To accomplish this goal, the Company has engaged the services of a professional website management firm, Web
Lights Consulting and Design, Inc. The Company owns the hardware and software that Web Light consulting & Design manages and maintains on a continual basis. They have designed a site that will easily handle the Company's traffic in the first phase of its growth. The equipment currently in use has the ability to handle the capacity of 10,000 hits per day. (A hit is each time a user makes an electronic request to view something within the website.) Between November 5, 1999 (when the Company started compiling statistics) and February 14, 2000, the weekly average number of hits was 1,666. In the future, the consulting company will be able to expand the capabilities of the website to handle increased traffic.
                                  Page -8-

    OUR SUCCESS IS DEPENDENT ON OUR KEEPING PACE WITH ADVANCES IN
TECHNOLOGY.  IF WE ARE UNABLE TO KEEP PACE WITH ADVANCES IN
TECHNOLOGY, CONSUMERS MAY STOP USING OUR SERVICES AND OUR
REVENUES WILL DECREASE.

         The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing website and technology obsolete. If we are unable to adapt to changing technologies, our business, results of operations and financial condition could be materially and adversely affected. Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our website and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our website or other proprietary technology to customer requirements or to emerging industry standards.

    WE ARE VULNERABLE TO COMMUNICATIONS SYSTEM INTERRUPTIONS
BECAUSE ALL OF OUR PRIMARY SERVERS ARE LOCATED IN A SINGLE LOCATION. IF COMMUNICATIONS TO THAT LOCATION WERE INTERRUPTED, OUR
OPERATIONS COULD BE ADVERSELY AFFECTED.

         Our Web Server is at the server side of Web-Light Consulting and Design, Inc., in Ventura, California with redundant T1 connections. All of our primary servers are located at the Ventura location and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control.
In the event that we experience significant system disruptions, our business, results of operations and financial condition would be materially and adversely affected. We have, from time to time, experienced periodic systems interruptions and anticipate that such interruptions will occur in the future. The Company does not maintain business interruption insurance. In the event of a prolonged interruption, the Company will suffer losses which cannot be determined at this time. The Company may, in the future, obtain such insurance coverage.

COMPETITION

         Classified ads for boats as well as other items already have use on the Internet, with the majority of websites offering a free listing to sellers. While the opportunity presented is tremendous, the competitive environment is substantial.

     WEB4BOATS.COM'S MARKETS ARE HIGHLY COMPETITIVE

         The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and Web4Boats.com expects that competition will continue to intensify. Negative competitive developments could have a material adverse effect on Web4Boats.com manifested through lower than expected revenue and higher costs for establishing brand awareness of Web4Boats.com.

         Our boat and recreational equipment purchasing services compete against a variety of Internet and traditional boat and recreational equipment purchasing services as well as boat and yacht brokers. Therefore, we are affected by the competitive factors faced by both Internet commerce companies as well as traditional, offline companies within the boating and recreational equipment and boating-related industries. To compete successfully as an Internet-based commercial entity, we must significantly increase awareness of our services and brand name.

         We compete with other entities which maintain similar commercial websites including buymarine.com; yachtworld.com; boating.com; boattraderonline; boatowners.com; and boat-yachts.com. In addition, all major boat and recreational equipment manufacturers have their own websites and many have recently launched or announced plans to launch online buying services. We also compete with boat insurers, lenders and lessors as well as other dealers that are not part of our network. Such companies may already maintain or may introduce websites which compete with ours.

         We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing.

           In addition, Web4Boats.com competes with metasearch services (e.g., Yahoo!, AltaVista, Lycos and Excite) and software applications that allow a user to search the databases of several directories and catalogs simultaneously.Web4Boats.com also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products.The effect of competitors' strategic plans on Web4Boats.com cannot be predicted with certainty, but all of these competitors are aligned with companies
                                  Page -9-

that are significantly larger or more well established than Web4Boats.com.
In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Internet browsers offered by Netscape and Microsoft increasingly incorporate pre-loaded shortcuts or displays that appear on the opening screen of the Internet browser and direct search traffic to competing services. These shortcut features are relatively expensive to purchase from Internet browser vendors and not expected to be a reasonable expenditure by Web4Boats.com for the foreseeable future. The use of such features by competitors, however, could make it more difficult for Internet users to find Web4Boats.com's products and services. In addition, entities that sponsor or maintain high-traffic websites or that provide an initial point of entry for Internet users, such as the Regional Bell Operating Companies, long-distance providers and cable companies such as AT&T/TCI through @Home Networks and Excite, Inc., or Internet Service Providers ("ISPs") such as Microsoft and AOL, currently offer and could further develop, acquire or license Internet search and navigation functions and community and communications services that compete with those Web4Boats.com offers.

    COMPETITION FOR ADVERTISING EXPENDITURES

         Web4Boats.com competes with online services, other website operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. Web4Boats.com believes that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, Web4Boats.com may face increased pricing pressure for the sale of advertisements, which could reduce its advertising revenues. In addition, its sales may be adversely affected to the extent that its competitors offer superior advertising services that better target users or provide better reporting of advertising results.

   PRINCIPAL COMPETITIVE FACTORS. Web4Boats.com believes that the principal competitive factors in its markets are:

         (1)  brand recognition
         (2)  ease of use
         (3)  comprehensiveness
         (4)  personalization
         (5)  independence
         (6)  quality and responsiveness of search results and other services
         (7) the availability of high-quality, targeted content and focused value-added products and services
         (8)  access to end users
         (9) with respect to advertisers and sponsors, the number of users, duration and frequency of visits, and user demographics

         The Company believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the Web4Boats.com website will depend largely on our ability to obtain a leadership position in Internet commerce. If Internet users do not perceive us as an effective channel for increasing boat and recreational equipment sales and purchases and do not perceive us as offering reliable information concerning new and pre-owned boats and recreational equipment, as well as referrals to high quality dealers, in a user-friendly manner that reduces the time spent for purchases, we will be unsuccessful in promoting and maintaining our brand recognition. Our brand recognition may not be able to gain widespread acceptance among consumers or dealers. Furthermore, in the event of any breach or alleged breach of security or privacy involving its services, or if any third party undertakes illegal or harmful actions utilizing its community, communications or commerce services, Web4Boats.com could suffer substantial adverse publicity and impairment of its brand and reputation.

STAFF

         As of November 1, 1999, the Company had no full-time employees and 1 part-time person (its President). Hiring of other management and staff will occur incrementally as funds become available and the need arises.
                                Page -10-

         The Company's day-to-day operations are conducted by consultants, including Web-Light Consulting and Design, Inc. and Internet Advisors, Inc. See Item 5, below.

KEY PERSONNEL

         Web4Boats.com expects that it will need to hire personnel in all areas. The competition for such personnel in its industry is intense, particularly where its corporate headquarters are located. Web4Boats.com expects to experience difficulties in hiring personnel with the right training or experience, particularly in technical areas. Web4Boats.com does not maintain key person life insurance for any of its personnel.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion of our results of operations and financial condition in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-SB.
Unless specified otherwise as used herein, the terms "we," "us" or "our" refers to Web4Boats.com, Inc.

OVERVIEW

         Prior to entering into the Internet market and boating industry, the Company, as a non-operating entity, merged with a business known as New York Bagel Exchange, Inc. in September 1997. (For accounting purposes, the merger resulted in a continuation of the bagel company's operations.)
The Company engaged in the business of wholesale and retail sales of bagels, sandwiches, baked goods, specialty coffee and related items at a single store. The Company's Board of Directors approved the sale of the Company's inventory and fixed assets and ceased the bagel related operations on March 25, 1999. The actual sale of assets was on April 19, 1999. All management of New York Bagel Exchange, Inc. resigned and new management was subsequently appointed. On April 20, 1999, the Company changed its name (and direction of its business) to Web4Boats.com, Inc. and commenced developing a commercial Internet site in which boat dealers, marinas, individual buyers and sellers would come to advertise sales and services related to the professional and recreational boating industry.

         We are a national Internet site for new and pre-owned boating and water sports related information and purchasing services connecting consumers to our network of affiliated and participating suppliers of boating and water sports related websites. We launched our new website (www.Web4Boats.com) for boating and water sports marketing service in September 1999. Through our website, Web4Boats.com, consumers can research pricing, specifications, availability, financing and other information regarding new and pre-owned boats, and recreational equipment. When consumers make their selection and they are ready to buy either a boat or any other water sport related products, they can make their purchases in a variety of ways by utilizing the links on our website or directly contacting the seller of the classified listed items or products. In addition, we are continuing to develop value added programs and product suppliers for consumers such as insurance, warranty services, and boat transportation services.

         To date, the Company has had almost no revenue from any of its website or related operations. We are currently set up to derive revenue from fees and commissions from affiliate programs, such as Amazon.com,
Cyber-Marine.com, iGoFish.com, and luvia.com.   We expect to add to
these revenue generating opportunities with future revenues from fees paid by banner advertisement placements and links to other websites. It is anticipated that the enhancement of the website would include Boat Dealers/Brokers, Boat Builders/ Manufacturers, Marinas, and other recreational suppliers having access to our program and services by paying initial placement fees, as well as ongoing monthly fees based upon, among other things, the size of territory, demographics and the transmittal of purchase requests to them.
                                    Page -11-

          We anticipate that we will derive direct revenue from the volume of purchases made as a result of visiting our website. We also believe our ability to attract subscribing dealers/brokers and other affiliates for our website, is directly related to the volume of visits and subsequent purchases we expect to occur as a result of a visit to our website. For the week ended January 12, 2000, we have had approximately 750 to 1,000 hits per day at the Web4Boats.com website.

         It is anticipated that sales and marketing costs will consist primarily of promotion and advertising to build brand awareness and encourage potential customers to visit our website. We will use Internet advertising, as well as traditional media, such as television, radio and print. The majority of our Internet advertising is expected to be comprised of sponsorship and banner advertising agreements with Internet portals such as Alta Vista, Excite, and Lycos as well as advertising and marketing affiliations with online boating and recreational information providers. The Internet portals and online boating and recreational information providers charge a combination of set-up, initial, annual, monthly and variable fees. Set-up fees are incurred for the development of the link between our website and their website. No such banner advertising is currently in place.

         From April 1999 to September 1999, the Company's operating activities related primarily to engaging consulting personnel, raising capital, purchasing operating assets, performing product development and investing in sales and marketing programs. The Company began accruing commissions from products being purchased by Web4Boats.com viewers being linked to the company's affiliation program in September, 1999. Revenues from that buying through December 31, 1999, however, are less than $100.

         The Company expects to derive substantially all of its revenues from the sale of advertisements. Advertising revenues are recognized in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that any advertisement appears on pages where the user views the advertising banner on the Web4Boats.com website.  To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression
levels are achieved.   Deferred revenue is comprised of billings in excess of
recognized revenue relating to advertising contracts. The Company's revenues are derived principally from the sale of advertisements on short-term contracts.The Company's standard rates for advertising currently range from $100-250 per 1,000 impressions. The Company currently has no banner advertisers and its impressions are currently running about 750 to 1,000 per day.
                                   Page -12-

          The Company has an extremely limited operating history as an Internet company, and its prospects are subject to the risks, expenses and difficulties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute its advertising sales strategy, develop and market additional media properties, upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. The extremely limited operating history of the Company makes the prediction of future results of operations difficult or impossible. The Company currently expects to significantly increase its operating expenses to expand its sales and marketing operations, to fund greater levels of product development and to develop and commercialize additional media properties.

          As a result of the Company's extremely limited operating history, the Company does not have historical financial data for any significant period of time. Quarterly revenues and operating results will depend substantially upon the advertising revenues received within the quarter, and will be difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's financial condition. In addition, the Company plans to significantly increase its operating expenses to expand its sales and marketing operations and to fund greater levels of product development. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's results of operations will be materially and adversely affected.

          The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of the Internet, demand for Internet advertising, seasonal trends in both Internet usage and boat advertising placements, the advertising budgeting cycles of individual advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or its competitors, pricing changes in the industry, technical difficulties with respect to the use of Web4Boats.com, general economic conditions and economic conditions specific to the Internet and online media. As a strategic response to changes in the competitive environment, the Company may from time to time make material pricing, service or marketing decisions that effect the Company's business. Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.
                            Page -13-

RESULTS OF OPERATIONS

         The use of any comparison data derived from the Company's accompanying financial statements is misleading because the Company disposed of its assets in New York Bagel Exchange, Inc. in April 1999, (within days after the change of the Company's fiscal year) and subsequently began to pursue a completely different business than that of the predecessor company. Therefore, the financial statements have no comparative information that would be helpful in this regard. Instead the Company will focus on the forward looking aspects of our financial condition and any risks involved in entering these unchartered waters.

        REVENUES

         For the fiscal year ended March 1999 and the period from April 1, 1999 to September 30, 1999, our revenues were $554,451 and $3,770, respectively. Both amounts, however, are related to the Bagel store operation that has been discontinued. Revenues from the website operations for the period ended September 30, 1999, are $ -0- and from September 30, 1999, to December
31, 1999, are less than $100. There can be no assurance that revenues will increase in the near future.

         SALES AND MARKETING

         Sales and marketing expenses in the future will primarily include Internet marketing and advertising expenses, fees paid to our purchase request providers, expenses to develop our brand equity and encourage potential customers to visit our website, personnel and other costs associated with sales. The Company's customers are expected to purchase advertisements on a short-term basis. There can be no assurance that customers will continue to purchase advertising on the Company's website pages. The
Company anticipates that sales and marketing expenses will increase in future periods as it continues to pursue an aggressive brand building strategy.

         PRODUCT AND TECHNOLOGY DEVELOPMENT

         Product and technology development expenses in the future will primarily include personnel costs relating to the introduction of new products and services and enhancing the features, content and functionality of our website, as well as expenses associated with our telecommunications and computer infrastructure. The Company believes that continued expansion of its operations is essential to enhance and extend the Web4Boats.com main website, establish branded properties in targeted markets and expand the Company's user and advertising base. As a consequence, the Company intends to continue to increase expenditures in all operating areas.

         GENERAL AND ADMINISTRATIVE

         General and administrative expense primarily consists of executive, consulting, financial and legal expenses and related costs. General and administrative expense was $517,598 and $71,089 in the fiscal year ended
March 1999, and the six months ended  September 30, 1999, respectively.
The first amount is related entirely to the bagel store operations. Virtually all of the second amount is related to development of the website business. Salaries for all periods set forth in the financial statements are related solely to the bagel store operation. Executive compensation in the form of Common Stock and Common Stock options has been granted to Mr. Dennis Schlagel, the Company's President since the end of the bagel store operation, and Mr. Blair J. Merriam, with whom the Company contracts through Internet Advisors, Inc. See Item 6, below.
                        Page -14-

         COST OF REVENUES

         Cost of revenues consists of the expenses associated with the production and usage of the Company's website. As measured in page views (defined as electronic page displays), between November 5, 1999 (when the Company started compiling statistics) and February 14, 2000, the company delivered an average of 1,050 page views per week. The Company anticipates that its content and Internet connection expenses as a percentage of revenue will continue to increase for the foreseeable future.

         PRODUCT DEVELOPMENT

         Product development expenses will consist primarily of consultant compensation to support new product development. Product development expenses are expected to increase as the Company embarks on its course to aggressively enhance the features and functionality of Web4Boats.com website. To date, all product development costs have been expensed as incurred. The Company believes that significant investments in product development are required to remain competitive.

    INCOME TAXES

         The Company has net operating loss carryforwards from years 1997 and earlier of approximately $188,000 and $94,000 for federal and California state tax purposes, respectively. With additional losses for fiscal years 1998 and 1999, the Company has total net operating loss carryforwards at March 31, 1999 of approximately $1,650,000 and $825,000 for federal and California state tax purposes, respectively. A deferred asset for these amounts has not been accrued due to the uncertain nature of its being realized. Net operating loss carryforwards begin to expire in fiscal year 2011.

    EXECUTIVE COMPENSATION

          The Company does not have any non-officer employees, and no cash salaries or wages are currently being paid. However, the President of the Company, Dennis Schlagel, received 500,000 shares of restricted Rule 144 stock in lieu of compensation and a Stock Option in April
1999, for 500,000 shares of common stock exercisable at the price of $0.50 per share. The stock and stock options were granted to Mr. Schlagel because the Company did not have sufficient cash available to induce Mr. Schlagel to join the Company in an officer and director capacity.
See "Security Ownership Of Certain Beneficial Owners and Management"
Item 4 below, "Executive Compensation" Item 6 below, and "Certain Relationships and Related Transactions" Item 7 below.

          The Company issued 10,000 shares of restricted Rule 144 common stock to Daniel Thornton in April 1999, in exchange for consulting services. The stock was granted to Mr. Thornton because the Company did not have sufficient cash available to induce Mr. Thornton to join the Company in the capacity of director. See "Security Ownership Of Certain Beneficial Owners and
Management" Item 4 below, and "Certain Relationships and Related Transactions"
Item 7 below.
                             Page -15-
          The Company's day to day operations are provided by Mr. Blair J. Merriam under a contract with Internet Advisors, Inc. Computer hardware maintenance and website design are performed on a contract basis with Web-Light Consulting and Design, Inc. See "Certain Relationships and
Related Transactions, Item 7, below. The Company expects to continue these arrangements at least until summer of 2000. Depending on the success of the operation and the availability of funds the Company hopes at that time to begin to establish an internal management team and staff. Poor business results could delay this plan indefinitely. Under the terms of the agreement with Internet Advisors, Inc. the Company is obligated to pay Ten Thousand Dollars ($10,000) per month that "may be made in either cash, stock, or any combination thereof." Because the fees may be paid in stock, the Company does not believe it will have any problems meeting its payment obligations under this agreement over the next twelve months.

          The Web-Light Consulting and Design agreement is for Web-Light to design and build Web4Boats.com's website according to the criteria established by Web4Boats.com for a fee of $32,760.00. Under the agreement total costs including hardware and setup fees were $63,920. These fees have been paid. Ongoing monthly fees are $3,750. These fees are paid as incurred. The Company believes it will have no problems meeting its obligations under the agreement.

    STOCK OPTIONS GRANTED IN 1999

         In April 1999, we granted stock options (not under any plan) to purchase 1,000,000 shares of common stock. These stock options were granted to employees, directors and consultants at exercise prices of fifty cents ($0.50) per share which were below the fair market value at the date of grant. See "Security Ownership of Certain Beneficial Owners and Management"
Item 4 below, "Executive Compensation", Item 6 below, and "Certain Relationships and Related Transactions", Item 7 below.

LIQUIDITY AND CAPITAL RESOURCES

          Although the Company's auditor has issued an opinion questioning the Company's ability to continue as a going concern, we believe our current cash and cash equivalents are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

          In August, 1999, the Company received $100,000 from a shareholder in exchange for 10,000 shares of Series A Preferred Stock. A portion of the cash has been used primarily to pay for hardware, software, programming and other operating expenses to launch its website and other daily operating costs. The Company anticipates that capital expenditures in the fiscal year ending March 30, 2000 will be approximately $50,000, primarily for additions to the Company's networking and computer infrastructure, leasehold improvements and furniture.

         In June 1999, we authorized the creation of a class of Preferred shares. The Twenty Million (20,000,000) shares of Preferred Stock have a par value of one-tenth cent ($.001) per share, bringing the total number of common and preferred shares authorized by the Company to One Hundred Twenty Million (120,000,000) shares. The Company's Board of Directors may divide and issue the Preferred Shares in series.

         In August 1999, the Company designated a portion of the Preferred Stock as Series A Preferred Stock. Such Series A Preferred Stock consists of 10,000 shares of the authorized Preferred Shares. At the option of the holder, the purchaser may convert said Series A Preferred Stock into Common Stock of the Company no sooner than one (1) year after the purchase date. All 10,000 shares were sold for $100,000 on August 13, 1999. The conversion rate for said stock shall be at the rate of One Hundred (100) shares of Common Stock for every one (1) share of Series A Preferred Stock. One Million (1,000,000) shares of Common Stock have been reserved and such shares shall be issued only in conversion of the Series A Preferred Stock as provided by the terms of the designation.

         With respect to fiscal years beyond March 31, 2000, we may be required to raise additional capital to meet our long term operating requirements. Although our revenues have decreased since implementation of the Web4Boats.com business, our expenses have continued to, and in the foreseeable future are expected to, exceed our revenues. Accordingly, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future.

         Our cash requirements depend on several factors, including:

         (1)  the level of expenditures on marketing and advertising
         (2)  the rate of market acceptance
         (3)  the ability to expand our customer base
         (4) the ability to increase the volume of sales with our affiliates
         (5) the cost of contractual arrangements with online information providers, search engines, and other referral sources.
                                   Page -16-

         The Company currently has no material commitments. The Company anticipates a substantial increase in its capital expenditures and operating lease arrangements in 2000 consistent with its anticipated growth. We cannot accurately predict the timing and amount of our cash requirements. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all.

         Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could restrict our operations or finances. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or our anticipated expansion, which could have a material adverse effect on our business, results of operations and financial condition.

PLAN OF OPERATION

     Over the next twelve months the Company plans to devote most of its efforts and financial resources toward increasing awareness of its website among the boating public and professionals. Initial focus, however, must be on installation of the core features of the website.

          The volume of classified advertisements has reached the point that management believes it is sufficient, because of its size, to attract boat buyers and others to the website. In addition, management also believes that the website traffic will now justify fees for all new ads placed on the website. Finally, with respect to the classified ads, in February the Company will commence a telemarketing campaign with an independent telemarketing firm (the firm has not yet been selected) to contact all current classified advertisers collected by the Company and displayed on the website with the proposal of a fee for continued display of the ad. In this way all non-paying advertisers are expected to be dropped from the displayed data base over the new 60 days.

          The credit card charge portion of the classified advertisement service and the centralized email service are expected to be operational by the third week of January, 2000. The next phase with the classified advertisement sector is to add new categories (next 90 days) and enhance the display features (music, voice, etc.) available to the advertiser. The addition of the display features, however, is a lower priority than the other aspects of the website development.

          Concurrent with the telemarketing campaign directed at classified advertisers will be the initial concerted efforts at increasing awareness of the website among the boating public and professionals. The Company plans to initially arrange most of its links from other websites and magazines through a barter arrangement under which the other website or magazine will receive a reciprocal link to its website or services thereby reducing cash outlays.

          The Company expects that its significant cash outlays over the next 90 days will be for completion of development of the core elements of its website. This amount is expected to be $50,000 to $100,000. Sources of theses funds have not been located as of the date hereof, but the Company is pursuing leads for possible lenders and investors. There can be no assurance at this time that these funds or any funds will be available to the Company on terms that it can afford. Failure to acquire these funds at this point in the Company's development would make it difficult for the Company to achieve its business goals over the next six months. See Financial Statements.

          Assuming that the Company acquires the $50,000 to $100,000 it is seeking and completes development of the core elements of its website over the next 90 days, management believes that the Company should have begun to bring in significant revenue from its monthly fees in its classified advertisement sector. At this point the Company will begin to seek a significant infusion of capital, $1 - 5 million, to increase awareness of the website among the boating public and professionals and to continue development of the website. There can be no assurance that such funding will be available to the Company. In the event that such funding is not available to the Company, then Web4Boats.com would be forced to use whatever cash is generated, mostly by its classified advertisement sector, for enhancement of the website and its promotion. Such a process of development would likely be much slower than what could be achieved with the infusion of substantial new investments. Management believes, however, that the Company's business is relatively easily scalable. In other words, once the core elements of the website are in place in the next 90 days, the website will be able to achieve its purpose. Thereafter, additional funds are devoted mostly to promotion of the website and enhancement of the core elements. The availability of funds determines the speed with which promotion and enhancements are pursued.

          Depending upon the ability of the Company to arrange additional financing, the Company expects to add full time management and staff by the end of 2000. Development of the Company's business could significantly alter the timing of the need for staff and current plans are tentative. In addition, competition for qualified internet technology and sales personnel is intense, which is expected to make it difficult to add personnel on short notice and at the optimal time for the Company.

    STRATEGIC ALLIANCES

         In order to serve users more effectively and to extend the Web4Boats.com brand to new media properties, the Company has entered into strategic relationships with business partners who offer content, technology, and distribution capabilities. Strategic alliances are affiliations and linkages to other web companies that provide related products and services and in most cases are willing to compensate Web4boats.com for directing traffic and/or purchasers to their sites. To date, the Company has had less than $100 of revenue derived from affiliate programs.
                          Page -17-

    WE HAVE A HISTORY OF NET LOSSES AND EXPECT NET LOSSES FOR THE
FORESEEABLE FUTURE.  IF WE CONTINUE TO LOSE MONEY, OUR OPERATIONS
WILL NOT BE FINANCIALLY VIABLE.

          Web4Boats.com has not begun receiving commission or advertising revenues, however, commissions are currently accruing (less than $100 had accrued as of December 31, 1999.) and the sales of the advertising banners expected to begin in the first quarter 2000 when the Company has increased traffic coming to the site. Therefore, Web4Boats.com has a limited operating history, and its prospects are subject to the risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets for Internet products and services.
Because of the recent emergence of the Internet-based boating and recreational information and purchasing industry, none of our executives has significant experience in the industry. This limited operating history and management experience means it is difficult for us to predict future operating results. We had an accumulated deficit of $1,819,977
September 30, 1999 Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce.
                         Page -18-

    SEASONALITY

         We expect our business to experience seasonality as it matures. Seasonality in the boating and recreational equipment industry, Internet and commercial online service usage and advertising expenditures is likely to cause fluctuations in our operating results which will be difficult to predict until the Company has more experience with its operations. Internet and commercial online service usage and the growth rate of such usage may be expected typically to decline during the summer. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising.
                         Page -19-

                          Page -20-

                          Page -21-

    LIABILITY FOR THE COMPANY'S SERVICES

         Web4Boats.com hosts a wide variety of information, community, communications and commerce services that enable individuals to exchange information, generate content, conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be made against Web4Boats.com for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of information that may be posted online by its users. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, Web4Boats.com could be exposed to liability with respect to the selection of listings that may be accessible through its Web4Boats.com-branded products and media properties, or through content and materials that may be posted by users in classifieds, message boards, clubs, chat rooms, or other interactive community-building services. Any such finding of liability against Web4Boats.com could have a material adverse effect on the Company's business.
                       Page -22-

                       Page -23-

                       Page -24-

                       Page -25-

                        Page -26-

    WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS. IF WE ARE UNABLE TO OBTAIN ADDITIONAL
FINANCING WE MAY NOT BE ABLE TO CONTINUE TO OPERATE OUR BUSINESS.

         We currently anticipate that our cash, cash equivalents and short-term investments will be sufficient to meet our anticipated needs for working capital and other cash requirements at least for the next 12 months. We may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that additional financing will be available on terms favorable to us, or at all.
If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited.
                             Page -27-

    RELIANCE ON ADVERTISING REVENUES AND UNCERTAIN ADOPTION OF THE WEB AS AN ADVERTISING MEDIUM

         Web4Boats.com expects to derive a majority of its revenues from the sale of advertisements on its Web pages under short-term contracts.
Most of its advertising customers have limited experience with the Web as an advertising medium. Web4Boats.com's continuing ability to generate significant advertising revenues will depend upon, among other things: - - advertisers' acceptance of the Web as an effective and sustainable advertising medium; - - the development of a large base of users of its services possessing demographic characteristics attractive to advertisers;
and - - its ability to continue to develop and update effective advertising delivery and measurement systems. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising. Web4Boats.com cannot be certain that such standards will develop sufficiently to support Web-based advertising as a significant advertising medium. In addition, adverse economic conditions can significantly impact advertisers ability and willingness to spend additional amounts on advertising generally, and on Web-based advertising specifically.
                             Page -28-

YEAR 2000 ISSUE

         Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our website or normal business activities.

         Non-information technology systems include accounts receivable/ payable, payroll, banking, postal bar code, and other software that support our daily business activities. Although we have not conducted a survey, we believe there is no material exposure to our non-information technology systems. We believe that we do not have any other non-information, embedded technology systems, with potential Year 2000 issues.

         We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the Year 2000 with four digits. As of January 12, 2000 we had no problems with the change to the Year 2000. Thus far, we do not believe that there is any need for alternative plans to deal with the Year 2000 issues. The worst case scenario pertaining to the Year 2000 issue would be an overall failure of the national Internet and telecommunications infrastructure. This may require alternative means for users to gain connection to our servers.
                         Page -29-

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company is located at the home of a major shareholder of the Company, Dori Merriam, at 6150 La Jolla Mesa Drive, La Jolla, California 92037. Its telephone number is (858) 459-6268. The Company occupies this space on a rent-free basis. The Company believes its facilities are adequate to meet current and short-term future business needs. The Company is looking for suitable office space, 2,000 to 3,000 sq. ft., in a commercial facility. If the Company develops according to its plan, then it is anticipated that additional office space will be needed within the next twelve months. Leasing costs have yet to be determined.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following tables sets forth the number and percentage of outstanding shares of Company Common Stock and Series A Preferred Stock owned by (i) each person known to the Company to beneficially own more than 5% of each class of stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. The following calculations are made according to the rules of the Securities and Exchange Commission. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Shares outstanding were determined as of December 31, 1999.

COMMON STOCK

NAME AND ADDRESS OF     PERCENTAGE OF         NUMBER OF SHARES OF
BENEFICIAL OWNER(1)        OWNERSHIP             COMMON STOCK
                                              BENEFICIALLY OWNED

Dennis Schlagel             19%                   1,000,000(2)
P.O. Box 3171
Cheyenne, WY 82003

Daniel Thornton              *                      10,000
2658 Bridgeway Road
Sausalito, CA 94965

Blair J. Merriam            36%                   1,970,000(3)
P.O. Box 5235
Cheyenne,  WY  82003

Latin Foods Corporation      6%                    280,000(4)
6469 Mones Cazon
Buenos Aires, Argentina

All executive officers and  50%                  2,980,000(2)(3)
directors as a group
(3 persons)
----------------
                                Page -30-

*        Indicates ownership of less than one percent.

(1) If Dori Merriam's shares of Series A Preferred Stock were currently convertible, then she would appear in the above table as owning 1,000,000 shares and her Percentage of Ownership would be
          18%.  Blair Merriam is Dori Merriam's nephew through her
           husband's family.     See following table.

(2) Includes 500,000 shares that may be acquired pursuant to the exercise of options.

(3) Includes 200,000 shares that may be acquired pursuant to the exercise of options and beneficial ownership of shares by the following entities that are 100% owned by Mr. Merriam: Spika Corporation - 465,000 shares direct and 640,000 shares that may be acquired pursuant to the exercise of options; Internet Advisors, Inc. - 500,000 shares direct; BJM, Inc. - 165,000 direct.

(4) All 280,000 shares may be acquired pursuant to the exercise of options. Latin Foods Corporation is 100% owned and operated by Carlos Jorge DeBaisieux.
----------------

SERIES A PREFERRED STOCK

NAME AND ADDRESS OF   PERCENTAGE OF        NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER       OWNERSHIP           A PREFERRED BENEFICIALLY
                                                     OWNED (1)

Dori Merriam              100%                           10,000
6150 La Jolla Mesa Drive
California

All executive officers and   0%                             0
directors as a group
(0 persons)
----------------
(1) Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock after August 13, 2000. Ms. Merriam disclaims beneficial ownership of any shares of Common Stock beneficially owned by her husband, James Merriam.
----------------

    SUBSTANTIAL SALES OR THE PERCEPTION OF FUTURE SALES OF OUR
COMMON
STOCK MAY DEPRESS OUR STOCK PRICE.

         Sale of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of our Common Stock and make it more difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Of the 4,683,460 shares that were outstanding as of September 30, 1999, approximately 3,068,460 shares are eligible for sale in the public market without restriction. Of the restricted shares of Common Stock most shares have been held more than one year and shall be eligible for sale in the public market in accordance with the provisions of Rules 144 of the Securities Act and any contractual or legal restrictions on their transfer, as applicable.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

         Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The following persons assumed their positions subsequent to the end of the most recent fiscal year. None of the persons listed below had any employment relationship with the Company prior to the dates indicated below. All officers and directors of the Company at the end of the most recent fiscal year were terminated as of April 1, 1999. See "Certain Relationships and Related Transactions" in
Item 7, below, for a description of the Stock Redemption and Employment Termination Agreement. See also "Executive Compensation" in Item 6, below.
The Company's current directors and executive officers are:

Name                           Age                     Position

Blair J. Merriam(1)            41                   General Manager

Dennis Schlagel(1)             60                   President, Director

Daniel Thornton                39                   Director
----------------
                            Page -31-

(1)      Mr. Schlagel and Mr. Merriam are first cousins.
----------------
         Mr. Blair J. Merriam has been General Manager of the Company since April, 1999. Mr. Merriam presently devotes full time to the affairs of the Company. For 6 years prior to joining the Company, Mr. Merriam worked for himself in consulting and managing the sales and marketing of food products companies producing products mainly in the United States and Mexico. Mr. Merriam also recently formed Internet Advisors Group, Inc. through which he has been consulting to the Company and operating as its General Manager.

         Mr. Dennis Schlagel has been President and a director of the Company since the sale of the Company's bagel business in April, 1999. Mr. Schlagel is semi-retired and lives from fall through spring near Hermosillo, Mexico. He devotes only part of his time to the affairs of the Company. Prior to joining the Company, Mr. Schlagel was from February, 1994, general manager of Beltropic, Inc., a Wyoming corporation engaged in farming and the produce
export, sales and distribution business in northern Mexico.   Prior to and
after serving in the Army in 1961, Mr. Schlagel attended Chico State College, California, and California Polytecnic, respectively.

         Mr. Daniel Thornton has been a director of the Company since October 1, 1999. From September 1996 to the present Mr. Thornton has been Chief Executive Officer of BioSynergy Natriceuticals, Inc., a supplier of raw materials and secondary ingredients to the dietary supplement industry.
For 2 years prior to September 1996, he was Chief Executive Officer of
Stevion Co.

         Directors occasionally consult on an informal basis and, under the Company's bylaws, are to meet formally for the annual meeting of directors.

Consultants

The following persons are employees of Web-Light Consulting and Design, Inc., the company upon which Web4boats.com is currently dependent for management of its website.

           Andre Delgado is the owner and founder of Web-Light Consulting & Design, Inc. Web-Light Consulting & Design is an Internet Service Provider specializing in web-site design, development, electronic commerce, database, website hosting, and RealAudio/Video solutions. In 1995 Andre Delgado founded Web-Light Consulting and Design to help companies and organizations take full advantage of the unparalleled opportunities provided by the World Wide Web. Web-Light is located in Ventura, California along Southern California's coastline. Web-Light maintains the latest in technology, presently utilizing Intel Pentium III servers running Windows NT and RealAudio/Video G2 connected to 2 redundant T1 Internet connections. Currently Web-Light is responsible for 8 daily Internet RealAudio Broadcasts with 53 others pending. Web-Light's client's range from small companies and non-profit organizations to publicly-traded companies, international radio networks, and presently includes a year 2000 Presidential Candidate. Web-Light provides each client with the personal attention that they need and deserve and Web-Light's success can be attributed to its outstanding customer service.

         Nicolaus Sommer is a Software Architect for Web-Light Consulting & Design. In 1999 Mr. Nicolaus Sommer joined the Web-Light Team to provide customers with the 3rd generation of Internet Software. Nicolaus Sommer is responsible for database design, development of robust server software for dynamic website content, website security, and system administration. In 1998 Mr. Sommer developed and implemented the NT Web Server System and E-commerce solutions into a UNIX server array at JetLink Systems, Ventura, California. Followed by custom website development for the JetLinkclient, "Golden West Dental". JetLink Systems is the biggest ISP in Ventura County. Mr. Sommer is the author of numerous technical feature films for the German Broadcast System (ARD and ZDF); former Partner/CTO of "Computer World" and owner of the ISP and software development company "Sycom Systems" in Germany. Mr. Sommer has 15+ years experience in software and project development using C, C++, Object Pascal, Java, Java Script, and Microsoft NT/Novell/UNIX System integration.

     IF WE ARE UNABLE TO ATTRACT, TRAIN AND RETAIN ADDITIONAL
HIGHLY QUALIFIED SALES AND MARKETING, MANAGERIAL AND
TECHNICAL PERSONNEL, OUR BUSINESS MAY SUFFER.

         The Company's future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, managerial and technical personnel. In addition, as we introduce new services we will need to hire additional personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain such personnel in the future.
The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

         Our business and operations are substantially dependent on the performance of our executive officers, and consultants, some of whom are contracted on an at-will basis and all of whom have worked together for only a short period of time. The Company utilizes the services of outside consultants and technical advisors.
               Page -32-

ITEM 6.  EXECUTIVE COMPENSATION

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. Mr. Blair J. Merriam, however, began a Common Stock and Common Stock option position in the Company in August, 1997. See "Certain Relationships and Related
Transactions" in Item 7, below.   The following tables contain compensation
data for the Chief Executive Officer and other named executive officers of the Company for the CURRENT fiscal year as of September 30, 1999, because none of the executive officers of the Company at March 31, 1999, is still with the Company and the compensation paid to the March 31, 1999, executive officers is the subject of the April 1, 1999, Stock Redemption and Employment Termination Agreement discussed in Item 7, below.

                                              Long Term Compensation
                                              ----------------------
                        Annual Compensation           Awards
                       ---------------------  ----------------------
Name                                 Other                Securities
And                                  Annual   Restricted  Under-       All Other
Principal                            Compen-  Stock       lying         Compen-
Position              Salary   Bonus sation   Awards      Options       sation

Blair J. Merriam    $120,000(1) -0-   -0-      $193,750(2) $ -0-           -0-
General Manager

Dennis Schlagel        -0-      -0-   -0-      $250,000       $-0-        -0-
President, Chief
Executive Officer,
Secretary, Treasurer,
Director
----------------

(1) Cash compensation is pursuant to an Agreement with Internet Advisors, Inc., which is 100% owned and operated by Mr. Merriam. This amount may be paid in "cash, stock or any combination thereof."

(2) Issued to Mr. Blair J. Merriam or companies over which he has 100% control and ownership. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above and "Certain Relationships and Related Transactions" in Item 7, below.

(3) Mr. Schlagel received options for 500,000 shares on April 20, 1999. The exercise price of the options is $.50 per share and the market price of the Company's Common Stock on the date of grant was $.50 per share. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above and "Certain Relationships and Related Transactions" in Item 7,
below.
----------------
                         Page -33-

         No other executive officer of the Company receives an annual salary and bonus in excess of $100,000.

EMPLOYMENT ARRANGEMENTS

         The Company has no employment agreements with any of its employees. The Company does, however, have two agreements with its consultants upon which it depends heavily for its day to day operations.

Internet Advisors Group, Inc.

         The Company engaged Internet Advisors Group, Inc. to set up its business operations and establish its website design parameters. See "Certain Relationships and Related Transactions" in Item 7, below.

Web-Light Consulting and Design, Inc.

         In July, 1999, the Company entered into an agreement with Web Light Consulting and Design, Inc. under which Web Light is to act as the designer and operator of Web4Boats.com's website. Web-Light contracted to design and build the Web4Boats.com website according to the Company's parameters for a flat fee, including computer hardware, of $63,920. Monthly fees, including Internet connection costs and technical maintenance, are $3,750 on a month to month basis. Full performance by Web-Light under the agreement should be completed by the end of February or March, 2000. Additional development of the site will be contracted as needed and affordable by Web4Boats.com. Web4Boats.com owns the website and related computer hardware. It could terminate its relationship with Web-Light at any time and move the related hardware to any other service provider.

STOCK OPTIONS AND WARRANTS

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. None of the current executive officers of the Company received options in the fiscal year completed March 31, 1999. Mr. Blair J. Merriam, however, first obtained Common Stock in the Company in August, 1997 and has since acquired a substantial holding of Common Stock and Common Stock options. The following table sets forth options awarded for the fiscal year as of September 30, 1999.

                                    INDIVIDUAL GRANTS
                    Number of       % of Total
                    Securities      Options
                    Underlying      Granted to
                    Options         Employees in    Exercise or Base  Expiration
Name                Granted (#)     Current Year    Price ($/sh)      Date

Dennis Schlagel       500,000           100%           $.50(1)         4/2/04

----------------
(1)      The market price on the date of grant was $.50.
----------------
                        Page -34-

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. Mr. Blair J. Merriam first obtained Common Stock in the Company in August, 1997, and has since acquired a substantial holding of Common Stock and
Common Stock options  See "Certain Relationships and Related
Transactions" in Item 7, below.   The following tables contain option data
for the Chief Executive Officer and other named executive officers of the Company for the current fiscal year as of September 30, 1999.

                     AGGREGATED OPTION EXERCISES IN CURRENT FISCAL YEAR
                        AS OF 9/30/99 AND OPTION VALUES AS OF 9/30/99
                                               Number of
                                               Securities          Value of
                                               Underlying          Unexercised
                                               Unexercised         In-the-Money
                                               Options at          Options at
                                               9/30/99             9/30/99(1)

                         Shares Acquired       Exercisable/        Exercisable/
Name                     on Exercised          Unexercisable       Unexercisable

Blair J. Merriam(2)          -0-            840,000/840,000         $-0-/$-0-

Dennis Schlagel              -0-            500,000/500,000         $-0-/$-0-

----------------
(1) Computed based on the differences between the fair market value on September 30, 1999, ($.4375 per share) and aggregate exercise prices.

(2) Mr. Blair J. Merriam first obtained Common Stock in the Company in August, 1997, and has since acquired a substantial holding of Common Stock and Common Stock options. See "Certain Relationships and
Related Transactions" in Item 7, below. Mr. Merriam exercised -0- options in the fiscal year ended March 31, 1999.
----------------

DIRECTORS COMPENSATION

         The Company's directors are reimbursed for expenses incurred on behalf of the Company. The company presently has no compensation plan for directors. In April, 1999, Mr. Daniel Thornton received 10,000 shares of Common Stock in consideration for consulting services prior to becoming a director of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCK REDEMPTION AND EMPLOYMENT TERMINATION AGREEMENT

         For approximately 1 year and 7 months prior to April 1, 1999, the Company was in the bagel business operating a bagel bakery and delicatessen. The Company's board of Directors approved the sale of the Company's inventory and fixed assets for $120,000 on March 22, 1999. The Company ceased its business operations on March 25, 1999, and disposed of the assets subject to the sale on April 19, 1999.
                       Page -35-

         On April 1, 1999, all prior management involved in the bagel business of the Company was terminated pursuant to the Stock Redemption and Employment Termination Agreement. This Agreement is summarized as follows:

         The Agreement was between Mark J. Horne and the Company. Mr. Horne was at the time the Chief Executive Officer, President and sole Director of the Company. Under the Agreement, all Mr. Horne's ownership in the Company (1,215,000 shares of Common Stock) was redeemed for $121.50. Mr. Horne also relinquished all his options for Company stock. Mr. Horne resigned all his positions with the Company after appointing Dennis Schlagel as his replacement in all Mr. Horne's officer positions and as a Director. Mr. Horne also received a cash payment of $10,000. As part of the transaction, the Company changed its name to Windom, Inc. and conveyed to Mr. Horne the Internet domain name "Webboat.com . . . and all variations thereof which Mr.
Horne has reserved . . . ."  The Company received the rights to the domain names "Webbought.com and Webought.com and all legal rights to the name
'ebot'."

         Mr. Horne and his father, George F. Horne, canceled, relinquished and forgave all claims to accrued and unpaid compensation and indebtedness represented by their loans to the Company in the aggregate amount of $256,438.62. The Agreement also called for the Company to cancel its sponsorship agreement with race car driver, Arie Luyendyk, a friend of Mr. Horne. The Agreement contains mutual releases by each party of the other, and the Company indemnifies Mr. Horne for any losses related to the Company's breach of the Agreement or by reason of his relationship with the Company as an officer, director or shareholder.

         As a consequence of this Agreement, all of the executive compensation for the fiscal year ended March 31, 1999, was reversed.

INTERNET ADVISORS GROUP, INC. CONSULTING AGREEMENT

         On April 15, 1999, the Company entered into a 1 year consulting agreement with Internet Advisors Group, Inc. Internet Advisors is wholly owned and operated by Blair J. Merriam who at the time the Company entered into the Agreement was and who continues to be a major shareholder of the Company. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above. The Agreement calls for Internet Advisors to provide the following services.

         Day to day management of the corporate affairs and business
         Liaison with website management firm
         Public relations advisor
         Planning, design, development, organization, writing and distributing the materials and content required to develop and maintain the website
         Liaison with attorneys and accountants regarding Filing of this Form
              10-SB
         Hiring and retaining outside consultants, outsource services and other service providers

Internet Advisors is to be paid $10,000 per month in "cash, stock, or any combination thereof" for these services. The agreement is month-to-month without mention of termination provision.

         On April 2, 1999, the Company issued 500,000 shares of Common Stock to Internet Advisors Group, Inc. for consulting services. The value of these shares at the date of issuance was $100,000.
                        Page -36-

ADDITIONAL TRANSACTIONS

         On September 24, 1997, the Company issued options for 140,000 shares of Common Stock to Spika Corporation for assistance in Company development. The options have an exercise price of $1.00 per share and expire September 4,
 2002. These options were valued at $140,000 based on the market price of the Company's Common Stock at the date of grant. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

          On October 6, 1997, the Company issued 165,000 restricted shares of Common Stock to Spika Corporation for assistance in Company development.
The market value of these shares at the date of issuance was $165. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On October 6, 1997, the Company issued 165,000 restricted shares of Common Stock to BJM, Inc. for assistance in Company development. The market value of these shares at the date of issuance was $165. BJM, Inc. is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On December 30, 1997, the Company issued options for 500,000 shares of Common Stock to Spika Corporation for assistance in Company development. The options have an exercise price of $.50 per share and expire December 30, 2002. These options were valued at $31,250 based on the market price of the Company's Common Stock at the date of grant. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On March 10, 1998, the Company issued options for 200,000 shares of Common Stock to Blair J. Merriam for marketing services. The options have an exercise price of $.50 per share and expire March 10, 2003. These options were valued at $62,500 based on the market price of the Company's Common Stock at the date of grant.

On April 6, 1999, the Company issued 10,000 shares of Common Stock to Daniel Thornton for consulting services prior to his becoming a director of the Company. These shares were valued at $3,128.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 100,000,000 shares of Common Stock, of which 4,683,460 shares were issued and outstanding as of September 30,1999 and 3,000,000 shares are reserved for issuance pursuant to the exercise of outstanding options, warrants or convertible preferred stock. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares.

PREFERRED STOCK

         The Company has 20,000,000 authorized preferred shares issuable in one or more series with rights and preferences as determined by the Board of Directors. As of November 23, 1999, the Board of Directors had authorized 10,000 as Series A Preferred Stock with the following rights and preferences:

         Series A Preferred Stock which, at the option of the holder thereof may, no sooner than one year after the purchase date, be converted into Common Stock at the conversion rate of one (1) share of Series A Preferred Stock into one-hundred (100) shares of Common Stock. One-million shares of the Corporation's Common Stock are reserved and issuable only in conversion
                              Page -37-

of the Series A Preferred Stock. Shares of Series A Preferred Stock that have been converted revert to the status of unissued and unclassified preferred shares and may be reissued as part of any future class of shares designated by the Board of Directors. The Series A Preferred Stock has antidilution provisions as to any stock split, stock dividend or similar action with respect to the Company's Common Stock. The shares have a liquidation preference of $100.00 per share without further participation in additional distributions. All other rights not specifically addressed in the designation are identical to those rights granted to common shareholders.

         All 10,000 shares of Series A Preferred Stock are held by one shareholder.

                                  PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "EBOT" on the OTC Electronic Bulletin Board. Trading commenced in the second quarter of 1998. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                          HIGH      LOW
          FISCAL 1997

First Quarter                             N/A       N/A
Second Quarter                            N/A       N/A
Third Quarter                            $2.50     $0.5625
Fourth Quarter                           $2.00     $0.1875

         FISCAL 1998

First Quarter                            $1.0625   $0.5625
Second Quarter                           $1.0625   $0.1875
Third Quarter                            $0.3125   $0.04
Fourth Quarter                           $0.875    $0.20

        FISCAL 1999

First Quarter                            $0.5625   $0.1875
Second Quarter                           $1.00     $0.50
Third Quarter                            $0.5625    $0.3125

         The Company has been informed by its transfer agent that as of January 12, 2000, there were approximately 163 record owners of its
Common Stock.

         The Company has not paid any dividends on its common Stock since inception. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT
FLUCTUATIONS WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT
OUR FUTURE PERFORMANCE.

         Our quarterly operating results may fluctuate due to many factors. Our expense levels are based in part on our expectations of future revenues which may vary significantly. We plan our business operations based on increased revenues and if our revenues do not increase faster than our expenses, our business, results of operations and financial condition will be materially and adversely affected. Other factors that may adversely affect our quarterly operating results include:

         (1) the announcement or introduction of new or enhanced sites, services and products by us or our competitors
         (2) general economic conditions and economic conditions specific to the Internet, online commerce or the boating and recreational equipment industry
         (3) a decline in the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us
         (4) our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner
         (5) the level of traffic on our website and other sites that refer traffic to our website
         (6) technical difficulties, system downtime or Internet brownouts
         (7) the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure
         (8)  governmental regulation
         (9)  unforeseen events affecting the industry
                        Page -38-

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (1) On August 22, 1997, the Company issued 450,000 shares of Common Stock in the merger with New York Bagel Exchange, Inc. ("NYBE") at the rate of one share of Company Common Stock for each share of NYBE. These shares were valued at $102,500.

         (2) On September 24, 1997, the Company issued options for 140,000 shares of Common Stock to Spika Corporation for Internet marketing consulting. The options have an exercise price of $1.00 per share and expire September 4, 2002. These options were valued at $140,000 based on the market price of the Company's Common Stock at the date of grant.

         (3) On October 6, 1997, the Company issued 165,000 shares of restricted Common Stock to Spika Corporation for assistance in development services. The market value of these shares at the date of issuance was $165.

         (4) On October 6, 1997, the Company issued 165,000 shares of restricted Common Stock to BJM, Inc. for assistance in development services. The market value of these shares at the date of issuance was $165.

         (5) On October 6, 1997 the Company issued 170,000 shares of restricted Common Stock to John Lusk in exchange for development services. These shares were valued at $170.

         (6) On October 10, 1997 the Company issued 250,000 shares of restricted Common Stock to Mark Horne as compensation. These shares were valued at $25,000. These shares were redeemed on April 1, 1999.

         (7) On October 10, 1997, the Company issued 250,000 shares of restricted Common Stock to George Horne reportedly as payment of a loan to the Company. These shares were valued at $25,000. These shares were canceled on April 1, 1999.

         (8) On October 10, 1997, the Company issued 10,000 shares of restricted Common Stock to Bob Clark in exchange for $7,500 cash.

         (9) On December 12, 1997 the Company issued 200,000 shares of restricted Common Stock to Bake It Again Sam as part of a merger transaction that was rescinded April 1, 1998. These shares were valued at $175,000.

         (10) On December 19, 1997, the Company issued 70,000 shares of restricted Common Stock to Ben Harris in exchange for management services. These shares were valued at $39,375.

         (11) On December 30, 1997, the Company issued options for 500,000 hares of Common Stock to Spika Corporation for Internet marketing consulting. The options have an exercise price of $.50 per share and expire December 30, 2002. These options were valued at $31,250 based on the market price of the Company's Common Stock at the date of grant.
                          Page -39-

         (12) On January 1, 1998 the Company issued 5,000 shares of restricted Common Stock to Dawn Estep in exchange for legal services. These shares were valued at $1,563.

         (13) On February 27, 1998, the Company issued 30,000 shares of restricted Common Stock to Ben Harris in exchange for management services. These shares were valued at $41,250.

         (14) On February 27, 1998, the Company issued 10,000 shares of restricted Common Stock to James Flaherty in exchange for management services. These shares were valued at $13,750.

         (15) On March 3, 1998, the Company issued 7,500 shares of restricted Common Stock to David Young in exchange for professional services. These shares were valued at $6,094.

         (16) On March 6, 1998, the Company issued 100,000 shares of restricted Common Stock to Rod Fong in exchange for legal services. These shares were valued at $81,125.

         (17) On March 6, 1998, the Company issued 45,000 shares of restricted Common Stock to Dawn Estep in exchange for professional services. These shares were valued at $36,563.

         (18) On March 10, 1998, the Company issued options for 200,000 shares of Common Stock to Blair J. Merriam for marketing services. The options have an exercise price of $.50 per share and expire on March 10, 2003. These options were valued at $62,500 based on the market price of the Company's Common Stock at the date of grant.

         (19) On June 10, 1998 the Company issued 150,000 shares of restricted Common Stock to E & E Consulting in exchange for consulting services. These shares were valued at $140,625.

         (20) On June 10, 1998 the Company issued 10,000 shares of restricted Common Stock to Diane Lalosh in exchange for legal services. These shares were valued at $9,375.

         (21) On September 30, 1998, the Company issued 500,000 shares of restricted Common Stock to Mark Horne as compensation. These shares were valued at $75,000. Thee shares were redeemed on April 1, 1999.

         (22) On September 30, 1998, the Company issued 500,000 shares of restricted Common Stock to Ted Kohn as compensation. These shares were valued at $43,125. These shares were redeemed in exchange for 10,000 shares described in item (33) below.

         (23) On September 30, 1998 the Company issued 20,000 shares of restricted Common Stock to Diane Lalosh in exchange for legal services. These shares were valued at $3,750.

         (24) On February 18, 1999, the Company issued 100,000 shares of restricted Common Stock to Arie Luyendyk in exchange for marketing services. These shares were valued at $62,500.

         (25) On February 27, 1999, the Company issued 20,000 shares of restricted Common Stock to Andrew Frisque in exchange for consulting services. These shares were valued at $20,000.

         (26) On April 2, 1999, the Company issued 500,000 shares of Common Stock to Internet Advisors Group, Inc. in exchange for Internet marketing consulting. These shares were valued at $100,000.

         (27) On April 6, 1999, the Company issued 300,000 shares of Common Stock to Spika Corporation in exchange for Internet marketing consulting. These shares were valued at $93,750.

         (28) On April 6, 1999, the Company issued 10,000 shares of Common Stock to Daniel Thornton in exchange for consulting services. These shares were valued at $3,125.

         (29) On April 6, 1999, the Company issued 190,000 shares of Common Stock to eight individuals in exchange for various legal and consulting services. These shares were valued at $59,375.

         (30) On April 20, 1999, the Company issued 500,000 shares of restricted Common Stock and options to acquire 500,000 shares of Common Stock at $.50 per share to Dennis Schlagel as compensation. The shares were valued at $250,000. The options expire April 2, 2004, and were valued at $-0- based on the market price at the date of award ($.50).

         (31) On April 22, 1999, the Company issued 100,000 shares of Common Stock to Equus Ranch, Inc. in exchange for cancellation of a promissory note. These shares were valued at $20,000.

         (32) On April 22, 1999, the Company issued 50,000 shares of Common Stock to Bill Robotham in exchange for cancellation of a promissory note. These shares were valued at $30,000.

         (33) On May 28, 1999, the Company issued 10,000 shares of restricted Common Stock to Ted Kohn as compensation and in exchange for the shares listed in item 22 above. These shares were valued at $3,125.

         (34) On August 13, 1999, the Company sold 10,000 shares of Series A Preferred Stock to one shareholder for $100,000 cash.

         The Company believes transactions (1) through (25), (30), (33) and (34) were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intentions to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. In addition, the purchases described in items (6), (20) and (30) were "accredited investors" (as that term is defined in Rule 501(a)(3) of Regulation D.

          The shares issued in items (26) through (29), (31) and (32) were issued pursuant to an offering under Rule 504 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. The Company's Bylaws provide for indemnification of all directors, officers, and control persons.

         Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the
Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the
Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
========================
                                    PART F/S

                     WEB4BOATS.COM, INC.

                     FINANCIAL STATEMENTS

            Years Ended March 31, 1998 and 1999
==================

              INDEX TO FINANCIAL STATEMENTS

                                                          Page

Report of Independent Auditor                              2

Financial Statements
  Balance Sheets (Assets)                                  3
  Balance Sheets (Liabilities and Shareholders' Equity     4
  Statements of Income                                     5
  Statements of Cash Flows                                 6
  Statements of Shareholders' Equity                       7

Notes to Financial Statements                            8-12


======================
Report of Independent Auditor

October 29, 1999

To the Board of Directors and Shareholders of Web4Boats.com., Inc.:

I have audited the accompanying balance sheets of Web4Boats.com, Inc. as of March 31, 1998 and 1999, and the related statements of operations, cash flows, and shareholders' equity for each of the two years ended March 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Web4Boats.com, Inc. as of March 31, 1998 and 1999, and the results of operations and their cash flows for each of the two years ended March 31, 1998 and 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Web4Boats.com, Inc. will continue as a going concern. As discussed in Note
7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Carl S. Sanko
Carl S. Sanko
Chatsworth, California
                           Page FS-2-


                           Web4Boats.com, Inc.
                              Balance Sheets
                         March 31, 1998 and 1999

                                       March 31,        March 31,
                                         1998            1999
Assets

Current assets
  Cash                                   $     0          $    983
  Accounts receivable                      10,622            3,028
  Inventory                                 8,629            5,340
     Total current assets                  19,251            9,351


Property and equipment
  Furniture and fixtures                    2,808            2,808
  Equipment                               134,172          134,172
  Vehicles                                  2,371               0
  Leasehold improvements                  120,650          120,650
                                          260,001          257,630

  Accumulated depreciation               (180,677)        (229,900)
     Property and equipment, net           79,324           27,730

Other assets
  Deposits                                 17,826            6,316
       Total other assets                  17,826            6,316

Total assets                             $116,401         $ 43,397

              See accompanying notes to financial statements
                             Page FS-3-

                           Web4Boats.com, Inc.
                              Balance Sheets
                         March 31, 1998 and 1999

                                        March 31,      March 31,
                                          1998           1999
Liabilities and Shareholders' Equity
Current liabilities
  Cash deficit                     $     4,959         $     0
  Accounts payable                      24,028          65,070
  Accrued expenses                      19,023         307,888
  Accrued litigation settlement         42,500          42,500
Short-term borrowings                   50,000          50,000
     Total current liabilities         140,510         465,458


Commitments and contingencies
Shareholders' equity (deficit)
  Common stock, par value $.001,
     100,000,000 shares authorized,
     4,062,060 and 5,018,870 issued
     and outstanding at March 31, 1998
     and 1999, respectively                4,062             5,019
  Paid in capital                      1,398,815         1,571,608
  Accumulated deficit                 (1,426,986)       (1,998,688)
     Total shareholders' equity          (24,109)        ( 422,061)

Total liabilities and shareholders' equity  $116,401        $   43,397

              See accompanying notes to financial statements
                              Page FS-4-

                           Web4Boats.com, Inc.
                           Statements of Operations
               For the Years Ended March 31, 1998 and 1999

                                      Year Ended       Year Ended
                                       March 31,        March 31,
                                         1998              1999
Revenues                             $  640,747        $  554,451

Cost of sales                           267,061           203,152

Gross profit                            373,686           351,299

Operating expenses:
  Salaries                              232,197           221,663
  Marketing                             737,500           193,750
  General and administrative            497,040           507,588
Total operating expenses              1,466,737           923,001

Net loss                            $(1,093,051)       $ (571,702)

Basic and dilutive loss per share      $  (.37)          $  (.13)

              See accompanying notes to financial statements
                             Page FS-5-


                           Web4Boats.com, Inc.
                         Statements of Cash Flows
               For the Years Ended March 31, 1998 and 1999

                                                Year Ended       Year Ended
                                                March 31,         March 31,
                                                   1998              1999
Cash flows from operating activities
  Net loss                                    $(1,093,051)      $ (571,702)
  Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization              73,964           50,606
       Common stock issued for services          269,845          173,750
       Stock options issued for services         687,500              0
       Loss on disposal of vehicle                   0                988
Changes in operating assets and
          liabilities
            Accounts receivable                  (9,767)           7,594
            Inventory                            (8,629)           3,289
            Prepaids                                647              0
            Accounts payable                      24,028           41,042
            Accrued expenses                      11,506          288,865
            Accrued litigation settlement        (17,000)             0
Net cash provided by (used in) operating
     activities                                  (60,957)          (5,568)

Cash flows from investing activities
  Purchases of property and equipment               (668)             0
  Deposits                                         4,000           11,510
Net cash provided by (used in) investing
activities                                         3,332           11,510

Cash flows from financing activities
  Proceeds from issuance of common stock           7,500              0
  Proceeds from issuance of debt                   42,463             0
  Net cash provided by (used in) financing
     activities                                    49,963             0

Net increase (decrease) in cash                    (7,662)           5,942

Cash, beginning of year                             2,703           (4,959)

Cash, end of year                               $  (4,959)       $     983

              See accompanying notes to financial statements
                              Page FS-6-

                           Web4Boats.com, Inc.
                    Statements of Shareholders' Equity
               For the Years Ended March 31, 1998 and 1999

                                              Year Ended       Year Ended
                                               March 31,        March 31,
                                                1998              1999
Preferred stock:
  Balance, beginning of year                $  285,000        $     0
  Converted to common stock                   (285,000)             0

     Balance, end of year                         0                0

Common stock and paid in capital:
  Balance, beginning of year                    28,155        1,402,877
  Converted from preferred stock               285,000              0
  Common stock issued                          401,582          173,750
  Stock options issued                         688,140              0

     Balance, end of year                    1,402,877        1,576,627

Accumulated deficit:
  Balance, beginning of year                   (333,935)      (1,426,986)
  Net loss                                   (1,093,051)        (571,702)

     Balance, end of year                    (1,426,986)      (1,998,688)

Total shareholders' equity                  $   (24,109)     $ (422,061)

              See accompanying notes to financial statements
                             Page FS-7-

                      NOTES TO FINANCIAL STATEMENTS

NOTE 1  Summary of significant accounting policies

Organization and business
Web4boats.com, Inc. ("the Company"), a Delaware Corporation, was incorporated
on February 4, 1994 as New York Bagel Exchange, Inc.   Commencing September
26, 1995, the Company has operated in the business of wholesale and retail sales of bagels, sandwiches, baked goods, specialty coffees and related items. On August 22, 1997, the Company acquired the assets and liabilities of Windom, Inc., a non-operating public shell, resulting in the retirement of all the common and preferred shares of both companies, and the reissuance, by the Company, of 2,594,560 shares of common stock. The merger was accounted for, in substance, as an issuance of stock for the net monetary assets of Windom, Inc. on August 22, 1997, and the financial statements presented are those of New York Bagel Exchange, Inc. since the date of its formation. Subsequent to the merger, the Company continued its wholesale and retail operations. On January 26, 1999, New York Bagel Exchange, Inc.
changed its name to Webboat.com, Inc. Subsequent to fiscal 1999, on April 2, 1999, Webboat.com, Inc. changed its name to Windom.com, Inc. and on April 20, 1999, Windom.com, Inc. changed its name to Web4Boats.com, Inc.

Inventory
The Company does not maintain material quantities of inventory because of its general perishable nature and the liquidity of its products. Inventory at year end is stated at cost, which approximates market, on a first-in, first-out basis.

Property and equipment
Equipment is recorded at cost and is depreciated over estimated useful lives of three years using the straight-line method. Leasehold improvements are recorded at cost and are amortized over the lesser of the estimated useful lives of the property or the lease term using the straight-line method.

Income taxes
The Company has net operating loss carryforwards from years 1997 and earlier of approximately $188,000 and $94,000 for federal and California state tax purposes, respectively. With additional losses for fiscal years 1998 and 1999, the Company has total net operating loss carryforwards at March 31, 1999 of approximately $1,861,000 and $931,000 for federal and California state tax purposes, respectively. A deferred asset for these amounts has not been accrued due to the uncertain nature of its being realized. Net operating loss carryforwards begin to expire in fiscal year 2011.
                            Page FS-8-

Earnings per share
The computation of loss per share of common stock is based on the weighted average number of shares outstanding during each fiscal year.

NOTE    2  Shareholders' equity
Compensatory stock issuance
During fiscal year 1998, the Company received marketing, professional and legal services valued at $269,845 in exchange for common stock. During fiscal 1999, the Company received salary compensation of $43,125, and professional services valued at $173,750 in exchange for common stock.

Stock options
During fiscal year 1998, the Company recorded a charge to operations of $687,500 for marketing and other services in exchange for issuance of stock options.
The value for such services was computed as the difference between the quoted market price at the option's measurement date and the option price. All options were exercisable at time of grant and no options have been exercised as of March 31, 1999. The number of shares represented by stock options outstanding at both March 31, 1998 and 1999 are 1,500,000 shares with an option price of $.50 to $1.00 per share, and $1,000,000 in total, and with a market price at date of grant of $.56 to $2.00 per share, and $1,687,500 in total. Outstanding options expire on various dates from September 24, 2002 to March 10, 2003.

Comprehensive income
The Company has adopted early application of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. The term "comprehensive income", as used in SFAS 130, includes net income plus all other components of comprehensive income such as revenues, expenses, gains, and losses that are included in comprehensive income, but not in net income in accordance with generally accepted accounting principles. Since the Company has no components of comprehensive income for fiscal years 1998 and 1999 other than net income, it has no comprehensive income to report for those years.
                            Page FS-9-

NOTE    3  Related parties
Short term borrowings
At March 31, 1998 and March 31, 1999, the Company had unsecured promissory notes, inclusive of accrued interest, of $52,638 and $57,713, respectively, payable to two shareholders. The notes bear annual interest at rates of 10% to prime plus two percent. The notes were exchanged for 150,000 shares of stock in April, 1999.

Stock options
Represented in outstanding stock options at March 31, 1998 and 1999 are 680,000 shares to related parties.

NOTE    4  Statements of Cash Flows
Financial instruments
The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Noncash transactions
In fiscal year 1998, the Company issued 200,000 shares of its common stock to an officer as compensation for services accrued as of March 31, 1997, and 95,000 shares to a private lender in cancellation of $75,000 in debt.

Interest paid
In fiscal years 1998 and 1999, the Company charged to operations interest expense of $2,638 and $5,075, respectively. No interest was paid for either fiscal year.

NOTE    5  Commitments and Contingencies
Lease commitments
The Company leases its facility under a long-term operating lease. Rent expense for fiscal years 1998 and 1999 was approximately $38,000 and $40,000, respectively. Future minimum lease payments total $45,000 for fiscal 2000, with the lease expiring on March 31, 2000. Subsequent to March 31, 1999, the Company assigned its lease to a buyer of its business assets. The assignment was with recourse in that the Company is responsible if the new lessee fails to make lease payments.

Litigation
During fiscal 1999, a lawsuit was filed against the Company in which the plaintiff, a former officer, claimed breach of employment contract related to fiscal year 1998. Subsequent to March 31, 1999, the dispute was settled for $42,500. The unpaid settlement amount is accrued as of March 31, 1998 and 1999.
                         Page FS-10-

NOTE    6  Subsequent Events
Disposal of operating assets
On March 22, 1999, the Board of Directors approved sale of the Company's inventory and fixed assets for $120,000. The Company ceased its business operations on March 25, 1999. The actual disposal date of assets subject to the sale was on April 19, 1999. A gain of approximately $72,000 resulted upon the disposition. Per Accounting Principles Board opinion No. 30, since the disposal date occurred subsequent to fiscal year 1999, the gain is to be recognized when realized, which will be in fiscal year 2000.

Nature of subsequent operations
During fiscal year 1999, the Company began making plans to develop a commercial internet site in which boat dealers, marinas, individual buyers and sellers would come to advertise sales and services related to the boating industry. Included in accrued payables at March 31, 1999, is $256,250 of marketing, consulting and other services provided to the Company in fiscal 1999 and related to development of the Company's new business operations.

In April, 1999, the Company issued 1,000,000 shares of its common stock as full payment for these services. Subsequently, the Company has continued to invest substantially in website development and related costs. The Company expects, as a going concern, to realize future benefits from these costs. However, all such development costs are expensed as incurred.

Stock redeemed and issued Subsequent to March 31, 1999, the Company contractually redeemed, at par value, 1,215,000 shares of common stock, representing all the outstanding stock held by a former officer of the Company. The Company then issued 500,000 shares of restricted common stock and stock options representing 500,000 shares of common stock to a new officer as consideration for future services to be rendered.

Issuance of preferred stock
In June, 1999, the Company authorized the issuance of 20,000,000 shares of $.001 par value, preferred stock. In August, 1999, 10,000 shares of preferred stock was designated as Series A preferred stock with conversion rights of one share of Series A preferred to 100 shares of common stock. Subsequently, the 10,000 shares of Series A preferred was sold for $100,000 to a related party. A beneficial conversion feature of $100,000 was present in the transaction.

NOTE    7  Going concern
The Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. As a result of not being able to meet its obligations as they became due, the Company saw no alternative but to sell its operating assets, as
                         Page FS-11-

described in Note 6 above.   Note 6 also describes management's plans in
regard to perpetuating its existence through new operations related to internet marketing and the boating industry. The Company has the ability to raise funds through the public equity market and, as stated in Note 6, has raised substantial funds from a related party in the private sector as well. While such plans and fundraising ability seem to mitigate the effect of prior years losses and deficits, the Company is essentially only beginning to market in a new industry. The inability to assess the likelihood of the effective implementation of management's plans in this new environment also raises substantial doubt about its ability to continue as a going concern.
                            Page FS-12-

=====================
                           Web4Boats.com, Inc.
                              Balance Sheets
                       September 30, 1998 and 1999

                                         September 30,    September 30,
                                           1998               1999
Assets

Current assets
  Cash                                 $   9,037          $ 41,349
  Accounts receivable                     25,824             3,028
  Inventory                                8,629               0
     Total current assets                 43,490            44,377


Property and equipment
  Furniture and fixtures                   2,808                0
  Equipment                              134,172             31,160
  Leasehold improvements                 120,650                0
                                         257,630             31,160
  Accumulated depreciation              (204,597)          (  1,243)
     Property and equipment, net          53,033             29,917

Other assets
  Deposits                                17,826                0
  Trademarks, net                            0               12,144
       Total other assets                 17,826             12,144


Total assets                          $  114,349           $ 86,438

                               Page FS-13-
                        - Unaudited -

                           Web4Boats.com, Inc.
                              Balance Sheets
                       September 30, 1998 and 1999

                                          September 30,    September 30,
                                            1998                  1999
Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable                      $   50,425         $   56,088
  Accrued expenses                          57,521              2,378
  Accrued litigation settlement             42,500             42,500
  Short-term borrowings                     50,000             36,000
     Total current liabilities             200,446            136,966


Shareholders' equity (deficit)
  Preferred stock, par value $.001,
     20,000,000 shares authorized,
     0 and 10,000 issued and
     outstanding at September 30, 1998
     and 1999, respectively                    0                  10
  Common stock, par value $.001,
     100,000,000 shares authorized,
     4,742,060 and 4,683,460 issued
     and outstanding at September 30, 1998
     and 1999, respectively                  4,742               4,683
  Paid in capital                        1,551,885           2,020,151
  Accumulated deficit                    (1,642,724)       (2,075,372)
     Total shareholders' equity           ( 86,097)           (50,528)

Total liabilities and shareholders'
  equity                                $  114,349            $ 86,438

                            Page FS-14-
                               - Unaudited -

                           Web4Boats.com, Inc.
                           Statements of Operations
           For the Six Months Ended September 30, 1998 and 1999

                                        Six Months Ended  Six Months Ended
                                          September 30,     September 30,
                                              1998              1999
Revenues                                $  333,368          $    3,770

Cost of sales                              118,738                 0

Gross profit                               214,630               3,770

Operating expenses:
  Salaries                                  89,474              31,250
General and administrative                 340,894             121,084
Total operating expenses                   430,368             152,334

Loss from operations                      (215,738)           (148,564)

  Gain on disposed operations                  0                71,880

Net loss                                $ (215,738)         $ ( 76,684)

Beneficial conversion feature on
 preferred stock                               0               100,000
Net loss applicable to common stock
 shareholders                           $      0            $ (176,684)

Basic and dilutive loss per share          $ (.05)              $ (.04)

                                                  Page FS-15-
                                          - Unaudited -

                           Web4Boats.com, Inc.
                         Statements of Cash Flows
               For the Years Ended September 30, 1998 and 1999

                                       Six Months Ended     Six Months Ended
                                          September 30,       September 30,
                                              1998                1999
Cash flows from operating activities
  Net loss                                  $ (215,738)      $ (76,684)
  Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization            25,303           1,449
       Common stock issued for services        153,750          31,250
       Stock options issued for services           0           (71,880)
       Loss on disposal of vehicle                 988             0
Changes in operating assets and liabilities
            Accounts receivable                (15,202)            0
            Inventory                              0             5,340
            Accounts payable                    26,397         ( 8,982)
            Accrued expenses                    38,498         (38,422)
            Short-term borrowings                  0            36,000

Net cash provided by (used in) operating
     activities                                 13,996        (121,929)

Cash flows from investing activities
   Sale of business operations                     0            99,610
   Purchase of fixed assets                        0           (31,160)
   Purchases of trademarks                         0           (12,350)
   Deposits refunded                               0             6,316
Net cash provided by (used in) investing
activities                                         0            62,416

Cash flows from financing activities
  Payment for redemption of common stock           0              (121)
  Proceeds from issuance of preferred stock        0           100,000
                                             ------          ----------
  Net cash provided by (used in) financing
     activities                                    0            99,879

Net increase (decrease) in cash               13,996            40,366

Cash, beginning of year                       (4,959)              983

Cash, end of year                            $ 9,037       $    41,349

                              Page FS-16-
                          - Unaudited -
=======================
                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are filed as part of the Registration
Statement:

EXHIBIT NO.             IDENTIFICATION OF EXHIBIT

2(1)     Articles of Incorporation and amendments thereto.

2(2)     By-laws

6(1)     9/27/97 Option to Beltropic to acquire 180,000 shares of Common
         Stock

6(2)     9/27/97 Option to Latin Foods, Inc. to acquire 180,000 shares of
         Common Stock

6(3)     9/27/97 Option to Spika Corporation to acquire 140,000 shares of
         Common Stock

6(4) 12/30/97 Option to Spika Corporation to acquire 500,000 shares of Common Stock

6(5)     3/10/98 Option to Blair J. Merriam to acquire 200,000 shares of
         Common Stock

6(6)     3/10/98 Option to James A. Merriam to acquire 200,000 shares of
         Common Stock

6(7)     3/10/98 Option to Latin Foods, Inc. to acquire 100,000 shares of
         Common Stock

6(8)     4/2/99 Option to Dennis Schlagel to acquire 500,000 shares of
         Common Stock

6(9)     4/1/99 Stock Redemption and Employment Termination Agreement
                              Page -42-

6(10)    Consulting Agreement Between Web4Boats.com and Internet Advisors
         Group, Inc.

6(11)    Web4Boats.Com - Phase 1 Agreement

6(12)    Web4Boats.com/Luvia.com Proposal

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     WEB4BOATS.COM, INC.


Dated: March 24, 2000               By:/s/ Dennis Schlagel
                               ---------------------------------------
                               Dennis Schlagel, President, Chairman of
                               the Board of Directors